FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	TR-1: Notice of Major Holdings dated 02 March 2023
Exhibit No. 2	Director/PDMR Shareholding dated 09 March 2023
Exhibit No. 3 Exhibit No. 4 Exhibit No. 5 Exhibit No. 6 Exhibit No. 7 Exhibit No. 8
Publication of Final Terms dated 10 March 2023
NWG –Morgan Stanley European Financials Conference dated 13 March 2023
Director/PDMR Shareholding dated 23 March 2023
NatWest Group plc – Climate Investor Spotlight dated 30 March 2023
Director/PDMR Shareholding dated 31 March 2023
Total Voting Rights and Capital dated 31 March 2023

Exhibit No. 1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		1 March 2023
6. Date on which issuer notified (DD/MM/YYYY):		1 March 2023
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	41.84%		41.84%	38,661,692,740
Position of previous notification (if applicable)	42.95%		42.95%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71		16,174,449,320		41.84%

SUBTOTAL 8. A	16,174,449,320			41.84%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	41.84%		41.84%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (41.84%), has been calculated following the disposal by HMT of 111,427,033 ordinary shares in NWG since its last TR-1 notification on 22 February 2023.

This calculation does not take into account any shares repurchased by NWG under its share buyback programme since the last Total Voting Rights announcement on 28 February 2023. The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and extended on 22 June 2022.

Place of completion	London, England
Date of completion	1 March 2023
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 2

9 March 2023
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.   NatWest Group plc (the Company) announces that conditional restricted share plan awards (RSP) and deferred awards (Deferred Awards) over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) have been granted on 7 March 2023 under the NatWest Group plc 2014 Employee Share Plan (the Plan) to the PDMRs set out below:-

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Name of PDMR	Position of PDMR	Award	Maximum no. of Shares eligible to vest
Robert Begbie	CEO, NatWest Markets	Deferred Award1	164,524
Peter Flavel	CEO, Wealth Businesses	RSP	331,606
		Deferred Award2	52,858
Bruce Fletcher	Group Chief Risk Officer	RSP	455,679
		Deferred Award2	38,447
Oliver Holbourn	CEO, RBS International	Deferred Award³	97,200
David Lindberg	CEO, Retail Banking	RSP	442,077
		Deferred Award2	85,642
Scott Marcar	Group Chief Information Officer	Deferred Award1	395,716
Andrew McLaughlin	CEO, Commercial & Institutional (non-ring-fenced bank)	Deferred Award1	90,327
Katie Murray	Group Chief Financial Officer	RSP	431,451
		Deferred Award2	73,596
Alison Rose	Group Chief Executive Officer	RSP	632,794
		Deferred Award2	113,820
John-Paul Thwaite	CEO, Commercial & Institutional (ring-fenced bank)	RSP	425,074
		Deferred Award2	63,764
Jen Tippin	Chief People & Transformation Officer	RSP	561,098
		Deferred Award2	101,720
The prices per Share used on the grant of the above awards were Deferred Awards1£2.3249, Deferred Awards2 £2.8249, Deferred Awards³ £2.5463 and RSP £2.2055.  The prices are discounted to reflect the absence of dividend equivalents during the vesting period.

A pre-vest performance assessment will take place for the RSP at the end of three years. Subject to this, RSP will be eligible to vest between 2026 and 2030, Deferred Awards are eligible to vest between 2023 and 2030.

Malus provisions will apply to each award up until vesting and clawback provisions will apply for a period of seven years from the date of grant.  Such period can be extended to ten years in certain circumstances. Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

2. The Company announces that long term incentive awards (LTI), Deferred Awards and Buy-out Awards over Shares vested on 7 March 2023 to the PDMRs set out below. The awards were granted under the Plan between March 2017 and November 2022. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Markets	Deferred Award	86,052	41,369	44,683
Peter Flavel	CEO, Wealth Businesses	LTI	7,457	3,511	3,946
		Deferred Award	94,260	44,370	49,890
Bruce Fletcher1	Group Chief Risk Officer	LTI	99,924	47,035	52,889
		Deferred Award	54,608	25,705	28,903
		Buy-out Award	17,942	8,446	9,496
Oliver Holbourn2	CEO, RBS International	Deferred Award	56,338	17,833	38,505
Scott Marcar1	Group Chief Information Officer	Buy-out Award	288,951	136,012	152,939
Andrew McLaughlin2	CEO, Commercial & Institutional (non-ring-fenced bank)	LTI	89,344	9,610	79,734
		Deferred Award	58,717	4,242	54,475
Katie Murray	Group Chief Financial Officer	LTI	129,313	60,869	68,444
		Deferred Award	68,585	32,284	36,301
Alison Rose	Group Chief Executive Officer	LTI	431,715	203,212	228,503
John-Paul Thwaite	CEO, Commercial & Institutional (ring-fenced bank)	Deferred Award	67,051	31,563	35,488
Jen Tippin1	Chief People & Transformation Officer	Buy-out Award	159,981	75,305	84,676
1.     Vested Shares retained after payment of associated tax liabilities will be subject to retention periods which mirror the retention periods applicable to the PDMR's awards granted by their previous employer.
2.     The PDMR is or has been an Internationally Mobile Employee and tax withholding has been applied accordingly.

The market price used to meet associated tax liabilities was £2.920075.

Vested Shares retained after payment of associated tax liabilities will be subject to retention periods of between six and twenty four months, unless otherwise indicated in the table above.

3.  The Company announces that Shares were delivered to PDMRs on 7 March 2023, as set out below. The Shares delivered represent payment of a fixed share allowance for the three-month period ending 31 March 2023 and have been calculated using a share price of £2.9216.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	12,836	6,173	6,663
Peter Flavel	CEO, Wealth Businesses	21,393	10,074	11,319
Bruce Fletcher	Group Chief Risk Officer	28,666	13,498	15,168
David Lindberg	CEO, Retail Banking	27,811	13,093	14,718
Scott Marcar	Group Chief Information Officer	35,298	16,619	18,679
Andrew McLaughlin	CEO, Commercial & Institutional (non-ring-fenced bank)	1,712	807	905
Katie Murray	Group Chief Financial Officer	65,461	30,814	34,647
Alison Rose	Group Chief Executive Officer	96,010	45,195	50,815
John-Paul Thwaite	CEO, Commercial & Institutional (ring-fenced bank)	26,741	12,588	14,153
Jen Tippin	Chief People & Transformation Officer	35,298	16,619	18,679

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.920075. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a three or five year period.

All of the above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

      NatWest Group Investor Relations
      Alexander Holcroft
      Head of Investor Relations
     +44 20 7672 1758

     NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 3

NatWest Group plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 10 March 2023 (the "Final Terms") for NatWest Group plc ("NatWest Group") EUR500,000,000 4.699% Fixed to Floating Rate Notes due 14 March 2028 (ISIN: XS2596599063) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of NatWest Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 7 December 2022 and the supplemental prospectus dated 17 February 2023, relating to the Programme, (together, the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6422S_1-2023-3-10.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc - 2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc - Morgan Stanley European Financials Conference

Alison Rose, NatWest Group CEO, will participate in a fireside chat at the Morgan Stanley European Financials Conference on Tuesday 14th March 2023 at 11:00am GMT.  A live and on-demand webcast and post-event transcript will be available on our website www.natwestgroup.com/ir

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 5

23 March 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.   NatWest Group plc (the Company) announces that it has been notified of the PDMR set out below purchasing ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on the date and at the price indicated:
Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased	Date of transaction
Roisin Donnelly	Non-executive Director, NatWest Group plc	7,318	£2.7190	22 March 2023

2.   The Company announces that the PDMR set out below has sold Shares on the date and at the price indicated:
PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Jen Tippen	Chief People & Transformation Officer, NatWest Group plc	73,000	£2.7167	22 March 2023

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 6

NatWest Group plc - Climate Investor Spotlight

NatWest Group will be hosting an Investor Spotlight event on our Climate strategy on Thursday 30th March at 1:30pm. A live zoom presentation and slides will be available on our website: https://investors.natwestgroup.com/presentations.aspx

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 7

 31 March 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below purchased ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 30 March 2023 at the price indicated, in accordance with the Company's Chairman and Non-executive Directors shareholding policy (the Policy):
Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased
Howard Davies	Chairman	3,853	£2.671
Frank Dangeard	Non-executive Director	1,014	£2.671
Roisin Donnelly	Non-executive Director	1,014	£2.671
Patrick Flynn	Non-executive Director	1,014	£2.671
Yasmin Jetha	Non-executive Director	1,053	£2.671
Mark Seligman	Non-executive Director	1,053	£2.671
Lena Wilson	Non-executive Director	1,014	£2.671
The Policy does not appy to Directors scheduled to step down from the Board of the Company within the next 12 months.

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 7

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 March 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 March 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	9,593,494,746	4	38,373,978,984
Ordinary Shares of £1.0769* held in treasury	85,910,882	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,679,888,768		38,375,911,544

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 38,375,911,544 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 March 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary